                                   FORM 6 - K
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a or 15d - 16 of
                      the Securities Exchange Act of 1934

                  For the quarterly period ended June 30, 2001

                         _____________________________
                            EuroTel Bratislava, a.s.
 (Exact name of co-registrant and parent guarantor as specified in its Articles of Association)
                         _____________________________


                                Vajnorska 100/A
                               831 03 Bratislava
                                Slovak Republic
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A


INDEX


                                                                                                   Page
                                                                                                   ----
PART I - Financial Information............................................................           3

     ITEM 1. Financial Statements.........................................................           3
          Consolidated Balance Sheets.....................................................           3
          Consolidated Statements of Operations...........................................           4
          Condensed Consolidated Statements of Cash Flows.................................           5
          Consolidated Statement of Changes in Shareholders' Equity.......................           6
          Notes to the Condensed Consolidated Financial Statements........................           7

     ITEM 2. Management's Discussion and Analysis of Results of Operation and
     Financial Condition..................................................................          20

     ITEM 3. Quantitative and Qualitative Disclosures about Market Risk...................          30

PART II - Other Information...............................................................          31

     ITEM 1. Legal Proceedings............................................................          31
     ITEM 2. Changes in Securities and Use of Proceeds....................................          31
     ITEM 3. Defaults upon Senior Securities..............................................          31
     ITEM 4. Submission of Matters to Vote of Security Holders............................          31
     ITEM 5. Other Information............................................................          31
     ITEM 6. Exhibits and Reports on Form 8-K.............................................          31


                           EuroTel Bratislava, a.s.

Part 1-   Financial Information

Item 1.  Condensed Consolidated Financial Statements



                          Consolidated Balance Sheets
                  (in thousands of Slovak Crowns) (unaudited)


                                                                                         As of                  As of
                                                                                     December 31,              June 30,
                                                                                     ------------              --------
                                                                          Notes          2000                    2001
                                                                                     ------------              --------
ASSETS

Non-current assets
Property and equipment.................................................                5,144,356              4,900,870
Licenses...............................................................                  745,214                710,282
Deferred finance charges...............................................                  327,187                      -
Deferred expenses......................................................                   48,237                 36,343
Deferred tax asset.....................................................                  223,715                 11,495
                                                                                      ----------             ----------
                                                                                       6,488,709              5,658,990
                                                                                      ----------             ----------

Current assets
Inventories............................................................     2            136,923                150,072
Receivables, prepayments and deferred expenses.........................                  920,160              1,081,835
Current investments....................................................     3          3,559,842              3,604,716
Cash and cash equivalents..............................................                1,483,765              1,574,137
                                                                                      ----------             ----------
                                                                                       6,100,690              6,410,760
                                                                                      ----------             ----------
Total assets...........................................................               12,589,399             12,069,750
                                                                                      ==========             ==========

LIABILITIES AND EQUITY
Shareholders' equity
Share capital..........................................................                  938,735              3,734,735
Accumulated deficit....................................................                 (642,112)              (220,463)
                                                                                      ----------             ----------
                                                                            4            296,623              3,514,272
                                                                                      ----------             ----------
Non-current liabilities
Subordinated shareholder loans.........................................                3,058,929                      -
Long term notes........................................................     5          7,699,300              7,083,910
Deferred revenues......................................................                   48,237                 36,343
                                                                                      ----------             ----------
                                                                                      10,806,466              7,120,253
                                                                                      ----------             ----------
Current liabilities
Trade, other payables and deferred revenues............................                1,265,111              1,224,995
Accrued interest - long term notes.....................................                  221,199                210,230
                                                                                      ----------             ----------
                                                                                       1,486,310              1,435,225
                                                                                      ----------             ----------
Total liabilities and equity...........................................               12,589,399             12,069,750
                                                                                      ==========             ==========


The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
                     Consolidated Statements of Operations
                  (in thousands of Slovak Crowns) (unaudited)




                                      Three months ended June 30,      Six months ended June 30,
                                      ---------------------------      -------------------------
                               Notes       2000           2001            2000           2001
                                        (restated)                     (restated)
                                        ----------     ----------      ----------     ----------
Revenues....................   6, 8     1,433,602       1,876,523       2,701,006      3,638,121
Cost of sales and services..   7, 8      (573,375)       (828,173)     (1,114,152)    (1,521,324)
                                        ---------       ---------       ---------      ---------
Gross profit................              860,227       1,048,350       1,586,854      2,116,797
Operating expenses..........             (692,700)       (801,595)     (1,342,863)    (1,531,136)
                                        ---------       ---------       ---------      ---------
Operating profit............              167,527         246,755         243,991        585,661
Finance costs...............      9      (491,067)        (72,700)       (995,545)      (204,473)
                                        ---------       ---------       ---------      ---------
Income / (loss) before tax..             (323,540)        174,055        (751,554)       381,188
Income taxes................     10        73,540         (77,501)        178,047       (146,219)
                                        ---------       ---------       ---------      ---------
Net income / (loss).........             (250,000)         96,554        (573,507)       234,969
                                        =========       =========       =========      =========


The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
                Condensed Consolidated Statements of Cash Flows
                  (in thousands of Slovak Crowns) (unaudited)




                                                                                  Six months ended June 30,
                                                                           -------------------------------------
                                                                                2000                    2001
                                                                             (restated)
                                                                           ---------------         -------------

Cash flows from operations............................................             867,744             1,256,823
Interest paid.........................................................            (131,008)             (429,178)
Interest received.....................................................              54,998                89,481
Income tax paid.......................................................             (16,575)               (5,257)
                                                                                  --------              --------
Net cash flows from operating activities..............................             775,159               911,869
                                                                                  --------              --------
Cash flows from investing activities
Purchase of property and equipment....................................            (262,699)             (648,284)
Purchase of current investments.......................................                   -            (2,403,399)
Proceeds from disposal of property and equipment......................               1,555                   669
Proceeds from disposal of current investments.........................                   -             2,229,517
                                                                                  --------              --------
Net cash used in investing activities.................................            (261,144)             (821,497)
                                                                                  --------              --------

Cash flows from financing activities
Proceeds from borrowings - third parties..............................           7,284,770                     -
Proceeds from shareholder loans.......................................             615,962                     -
Repayment of borrowings - third parties...............................          (4,083,375)                    -
Payment of deferred finance charges...................................            (290,783)                    -
                                                                                 ---------              --------
Net cash flows from financing activities..............................           3,526,574                     -
                                                                                 ---------              --------


Net (decrease) / increase  in cash and cash equivalents...............           4,040,589                90,372
                                                                                 ---------              --------
Cash and cash equivalents at beginning of period......................             503,741             1,483,765
                                                                                 ---------              --------
Cash and cash equivalents at end of period............................           4,544,330             1,574,137
                                                                                 =========             =========

The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
           Consolidated Statement of Changes in Shareholders' Equity
                  (in thousands of Slovak Crowns) (unaudited)





                                                                                                        Retained/
                                                                                                        Earnings
                                                              Ordinary        Share      Preferred    (Accumulated
                                                               Shares        Premium       Shares       deficit)       Total
                                                               ------        -------       ------       --------       -----

Balance as of December 31, 1999........................         765,470       1,035       172,230       (75,434)      863,301
                                                              =========       =====       =======      ========     =========

Net loss for the six months ended June 30, 2000........               -           -             -      (573,507)     (573,507)
                                                              ---------       -----       -------      --------     ---------
Balance as of June 30, 2000............................         765,470       1,035       172,230      (648,941)      289,794
                                                              =========       =====       =======      ========     =========


Balance as of December 31, 2000........................         765,470       1,035       172,230      (642,112)      296,623
                                                              =========       =====       =======      ========     =========

Capitalization of shareholder loans (See Note 4).......       2,796,000           -             -             -     2,796,000
Adjustment related to statutory tax foreign exchange
 losses on retired shareholder loans (See Note 4)......               -           -             -       186,680       186,680
Net income for the six months ended June 30, 2001......               -           -             -       234,969       234,969
                                                              ---------       -----       -------      --------     ---------
Balance as of June 30, 2001............................       3,561,470       1,035       172,230      (220,463)    3,514,272
                                                              =========       =====       =======      ========     =========





The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)



1.   Basis of Preparation

These consolidated financial statements have been prepared in accordance with and comply with International Accounting Standards ("IAS"). The financial information contained in these financial statements is unaudited. The financial statements do not form the statutory accounts of EuroTel, which are prepared separately in accordance with Slovak law and accounting practice.

The consolidated financial statements and accompanying notes have been presented in thousands of Slovak Crowns.

In the opinion of management, the accompanying financial statements of EuroTel contain all adjustments necessary to present fairly, in all material respects, EuroTel's consolidated financial position as of June 30, 2001, and the results of operations and cash flows for the three months and six months ended June 30, 2001 and June 30, 2000. All such adjustments are deemed to be of a normal recurring nature. The financial statements should be read in conjunction with the financial statements and the related notes included in EuroTel's financial statements as of December 31, 2000 and 1999 and for each of the years then ended. The results of operations for the three months and six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the full year.

2.    Inventories


                                                                           As of            As of
                                                                        December 31,      June 30,
                                                                        ------------      --------
                                                                           2000             2001
                                                                        ------------      --------
GSM
Mobile phones and accessories.........................................     97,112          110,461
SIM cards.............................................................     36,038           33,709
                                                                          -------          -------
                                                                          133,150          144,170
NMT
Mobile phones and accessories.........................................      1,054            1,146

MDNS
MDNS inventory........................................................      2,719            4,756
                                                                          -------          -------
                                                                          136,923          150,072
                                                                          =======          =======


EuroTel uses an aging analysis of inventory that approximates the amount that would have been provided for under specific identification. Inventories are shown net of allowances of Sk33,711 and Sk14,787 as of December 31, 2000 and June 30, 2001, respectively.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


3.   Current Investments

EuroTel has invested in a portfolio of Euro denominated government bonds. The bonds mature in periods ranging from one to twelve months from the balance sheet date. The bonds pay interest at fixed rates with effective interest rates ranging from 4.27% to 5.06%. As of December 31, 2000 and as of June 30, 2001 the fair value of the securities was substantially the same as their carrying value.

                                                                           As of           As of
                                                                        December 31,      June 30,
                                                                        ------------     ----------
                                                                            2000             2001
                                                                        ------------     ----------
Opening net book amount............................................               -       3,559,842
Additions..........................................................       4,329,302       2,403,399
Disposals..........................................................        (881,240)     (2,229,517)
Amortization of discount...........................................           8,841           9,142
Foreign exchange differences.......................................         102,939        (138,150)
                                                                          ---------       ---------
Closing net book amount............................................       3,559,842       3,604,716
                                                                          =========       =========

4.  Shareholders' Equity

Upon formation of EuroTel Bratislava, a.s., two classes of shares were issued, ordinary shares and preferred shares.

On December 17, 1999, EuroTel's shareholders approved an increase in both ordinary and preferred share capital by capitalizing shareholder loans with a carrying value of Sk334,400. As a result, the total number of ordinary shares issued and outstanding at December 31, 2000 was 765,470, of which 390,390 and 375,080 were issued to Slovak Telecom ("ST") and Atlantic West B.V. ("AWBV") respectively. The total number of preferred shares issued and outstanding at December 31, 2000 was 172,230, all of which were issued to ST.

On March 22, 2001, EuroTel's shareholders approved an increase in ordinary share capital by capitalizing shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058,929. As a result, the total number of ordinary shares issued and outstanding at June 30, 2001 was 3,561,470, of which 1,816,350 and 1,745,120 were issued to ST and AWBV respectively. The total number of issued and outstanding preferred shares remains 172,230, all of which are held by ST.

The capitalization was effected at a blend of exchange rates in effect during the loan periods giving rise to Sk186,680 increase in equity, (net of taxes of Sk76,249).

Each class of shares has a nominal value of Sk1 per share and carries one vote per share. The preferred shares have the right to share in profits of EuroTel solely through the payment of a preference dividend of one Slovak Crown per share prior to the payment of the dividend to the holders of ordinary shares. Ordinary shares carry the right to share equally in the profits of EuroTel through the payment of a dividend as and when declared. Share premiums represent the excess of each owner's total initial capital contribution over their proportionate contribution to EuroTel's registered capital prior to the transformation of EuroTel into a joint stock company.

EuroTel cannot make any dividend payment or other distribution unless certain criteria set forth in the indenture agreement are satisfied (see Note 5).

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


5.    Long Term Notes

                                                                                   As of            As of
                                                                                December 31,       June 30,
                                                                                ------------      ----------
                                                                                    2000             2001
                                                                                ------------      ----------
Long term notes............................................................       7,699,300        7,392,700
Less: deferred finance charges.............................................               -         (308,790)
                                                                                 ----------       ----------
                                                                                  7,699,300        7,083,910
                                                                                 ==========       ==========

On March 23, 2000 EuroTel issued through Slovak Wireless Finance Company B.V. ("SWFC"), a wholly owned subsidiary, 11.25% Series A Senior Guaranteed Notes ("Series A Notes"). The Series A Notes were issued in an aggregate principal amount of Euro 175 million. On August 18, 2000, the United States Securities and Exchange Commission ("SEC") declared effective a registration statement filed by EuroTel and SWFC. Pursuant to that registration statement, SWFC offered to exchange new 11.25% Series B Senior Guaranteed Notes ("Series B Notes") due 2007 for all outstanding Series A Notes that SWFC issued on March 23, 2000. In aggregate, Euro 172.2 million of Series A Notes were exchanged for an equivalent amount of Series B Notes. The Series B Notes are substantially identical in terms to the Series A Notes, except that the Series B Notes are registered with the SEC. There are currently Euro 2.8 million of Series A Notes still outstanding.

The Series A and B Notes will mature on March 30, 2007, and SWFC will be required to repay the Series A and B Notes on that date at 100% of the principal amount. The obligations of SWFC under the Series A and B Notes are fully and unconditionally guaranteed by EuroTel. Interest is payable semiannually in arrears on March 30 and September 30 of each year commencing on September 30, 2000. The fair value of the notes at December 31, 2000 and June 30, 2001 was Sk7,352,832 and Sk7,688,408, respectively.

The covenants that govern the Series A and B Notes include a Debt to Earnings before interest, tax, depreciation and amortization (EBITDA) ratio, excluding subordinated shareholder loans. The maximum permitted debt under this ratio is limited to 6:1 up to March 23, 2002 and 5:1 thereafter until maturity of the Series A and B Notes. Debt incurred in respect of certain capital expenditures and other permitted debt is excluded from this calculation.

There are restrictions on payment of dividends or distributions other than those paid in compliance with the Series A and B Notes, on purchase, repurchase, redemption, acquisition or retirement for value of any capital stock and subordinated obligations and on any principal or interest payments on the subordinated shareholder loans. The restricted payments test includes reference to EBITDA from the issue date to the end of EuroTel's most recent fiscal quarter less the product of 1.75 and the consolidated interest expense for such period.

During the period, EuroTel reclassified deferred finance charges related to issue of its long term notes. The finance charges are included in the initial measurement of the notes in accordance with IAS 39. As of June 30, 2001, the deferred finance charges of Sk308,790 are not reported as a separate asset in the balance sheet and are offsetting the long term notes liability. There is no impact on earnings or equity associated with this adjustment. The charges incurred in obtaining financing are deferred and amortized to expense over the debt service period using the effective interest method.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)

6.  Revenues

                                                        Three months ended June 30,  Six months ended June 30,
                                                        ---------------------------  -------------------------
                                                             2000           2001          2000          2001
                                                         (restated)                    (restated)
                                                         ---------      ---------     ---------     ---------
Mobile service revenues............................      1,178,435      1,540,216     2,200,237     2,979,971
Mobile equipment and other sales (a)
  Mobile equipment sales...........................         60,318        152,689       120,503       278,953
  Other revenues (a)...............................         77,325         67,189       175,363       147,542
                                                         ---------      ---------     ---------     ---------
                                                           137,643        219,878       295,866       426,495
                                                         ---------      ---------     ---------     ---------

Managed data network services ("MDNS")
  MDNS service revenues............................        115,670        115,386       201,919       230,166
  MDNS equipment revenues..........................          1,854          1,043         2,984         1,489
                                                         ---------      ---------     ---------     ---------
                                                           117,524        116,429       204,903       231,655
                                                         ---------      ---------     ---------     ---------
                                                         1,433,602      1,876,523     2,701,006     3,638,121
                                                         =========      =========     =========     =========

Service Revenues

Total service revenues, which exclude revenues from the sale of mobile equipment and MDNS equipment, were as follows:

                                                         Three months ended June 30,   Six months ended June 30,
                                                        ----------------------------   --------------------------
                                                           2000           2001           2000              2001
                                                        (restated)                     (restated)
                                                        ----------       -----------   ----------       ---------
Service revenues (a)...............................      1,371,430      1,722,791      2,577,519        3,357,679
                                                         =========      =========      =========        =========


(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in
     Note 8.

7.   Cost of Sales and Services

                                                             Three months ended           Six months ended
                                                                 June 30,                       June 30,
                                                           -----------------------     ----------------------
                                                               2000          2001          2000          2001
                                                           (restated)                   (restated)
                                                            -------       -------       -------       -------
Mobile service cost of sales
   Interconnect....................................         169,900       232,586       321,506       454,321
   Roaming.........................................          56,868        69,890       108,418       128,931
   Leased circuits.................................          61,405        58,676       118,312       114,491
   License and other costs.........................          14,369        14,778        26,925        29,192
                                                            -------       -------       -------       -------
                                                            302,542       375,930       575,161       726,935
                                                            -------       -------       -------       -------
Mobile equipment and service commissions
   Equipment, SIM cards, accessories and spare
    parts (a)......................................         193,049       372,126       390,396       644,467
   Service commissions (a).........................          40,397        42,499        76,264        75,646
                                                            -------       -------       -------       -------
                                                            233,446       414,625       466,660       720,113
                                                            -------       -------       -------       -------
Managed data network services cost of sales........          37,387        37,618        72,331        74,276
                                                            -------       -------       -------       -------
                                                            573,375       828,173     1,114,152     1,521,324
                                                            =======       =======     =========     =========

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)

7.   Cost of Sales and Services (continued)

Cost of Services

Depreciation and amortization are not included in cost of sales and services but under operating expenses. Total service cost of goods sold, which excludes the cost of mobile equipment and MDNS equipment sold, were as follows:

                                                            Three months ended            Six months ended
                                                                    June 30,                   June 30,
                                                            ---------------------       ---------------------
                                                             2000          2001           2000         2001
                                                           (restated)                  (restated)
                                                            -------       -------        -------      -------
Cost of services (a)...............................         383,338       455,387        721,184      876,207
                                                            =======       =======        =======      =======

(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation costs. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in
     Note 8.


8.   Activation Revenues and Activation Costs - Change in Accounting Policy

During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues and activation costs. The effect of the change in the accounting policy is as follows:

                                                 Three months ended     Six months ended
                                                       June 30,              June 30,
                                                 -------------------   ------------------
Effect on revenues and costs of sales              2000       2001       2000       2001
                                                -------    -------    -------    -------
Increase in revenue from mobile equipment
 and other sales .............................   21,863     21,706     35,612     40,700

(Increase) / decrease in cost of sales of
 equipment, SIM cards, accessories and spare
 parts .......................................   (1,552)    (1,595)       408     (5,425)

(Increase) / decrease in service commissions .  (20,311)   (20,111)   (36,020)   (35,275)
                                                -------    -------    -------    -------
Net effect on income .........................       --         --         --         --
                                                =======    =======    =======    =======


                                                                   As of          As of
                                                               December 31,     June 30,
                                                               ------------     --------

Effect on assets and liabilities                                   2000           2001
                                                               ------------     --------
Increase in deferred expenses (non-current).................       48,237         36,343
Increase in deferred expenses (current).....................       99,759         70,953
Increase in deferred revenues (non-current).................       48,237         36,343
Increase in deferred revenues (current).....................       99,759         70,953

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


9.   Finance Costs



                                                -------------------     -------------------
                                                  Three months ended     Six months ended
                                                       June 30,                June 30,
                                                  2000       2001         2000       2001
                                                -------     -------     -------    --------
Write-off of deferred finance charges and
 prepayment penalties (a) ...................        --          --     333,625          --
Interest expense on borrowings .............    291,493     205,611     461,087     418,182
Arrangement fees and other finance expenses,
 net .......................................      6,724      11,812      18,673      20,596

Capitalized interest (b) ...................     (3,485)     (1,919)     (9,094)     (3,971)
Interest income ............................    (39,882)    (55,018)    (54,998)   (113,848)
Foreign exchange losses / (gains) ..........    236,217     (87,786)    246,252    (116,486)
                                                -------     -------     -------    --------
                                                491,067      72,700     995,545     204,473
                                                =======      ======     =======     =======


a) The write-off of the existing deferred finance charges and prepayment penalties relates to the early extinguishment of the Syndicated and International Finance Corporation loans which were repaid with the proceeds from the issuance of senior guaranteed notes (see Note 5). The write-off of existing deferred finance charges and prepayment penalties amounted to Sk189,730 and Sk143,895 respectively for the six months ended June 30, 2000.

b) Capitalization rates used to determine capitalized interest were as follows:

                                                           Three months ended June 30,        Six months ended June 30,
                                                           ---------------------------        ---------------------------
                                                            2000                   2001       2000                   2001
                                                            ----                   ----       ----                   ----
Capitalization rates.........................               11.3%                  8.1%      10.5%                   7.9%
                                                            ====                   ===       ====                    ===

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


10.  Income Taxes

A reconciliation between the reported income tax charge / (credit) and the theoretical amount that would arise using the statutory tax rates is as follows:

                                             Three months ended        Six months ended
                                                  June 30,                June 30,
                                           --------------------    --------------------
                                             2000         2001       2000        2001
                                           --------     -------    --------     -------
Income / (loss) before tax                 (323,540)    174,055    (751,554)    381,188
                                           ========     =======     =======     =======
Income tax at 29% ......................    (93,827)     50,477    (217,951)    110,545
Nondeductible provision for doubtful
 accounts (a) ..........................      7,449       5,087      21,919      11,478
Nondeductible provision for inventory ..     (1,066)        947      (1,761)     (5,488)
Increase in valuation allowance ........      3,691          --      15,103          --
Forgiven interest on shareholder loans .         --      18,280          --      18,280
Other, net .............................     10,213      (1,363)      4,643       1,157
                                            -------      ------    --------     -------
                                            (73,540)     73,428    (178,047)    135,972
                                            -------      ------    --------     -------
Income tax expense for the period
The tax charge for the period comprises:
   Deferred tax charge / (credit) (b) ..    (73,540)     73,428    (178,047)    135,972
   Tax charge in respect of current and
    prior periods ......................         --       1,700          --       4,990
   Withholding tax charged to income ...         --       2,373          --       5,257
                                            -------      ------    --------     -------
                                            (73,540)     77,501    (178,047)    146,219
                                            =======      ======    ========    ========

(a) Uncollectible receivables are not tax deductible until certain statutory collection requirements are not complied with.
(b) The deferred tax credit is the result of unrealized foreign exchange losses which are not considered tax deductible under current Slovak tax legislation until realized, accruals including interest on shareholder loans and interest on long term notes which are not considered tax deductible under current Slovak tax legislation until paid, and tax loss carryforwards.

11.  Capital Commitments

EuroTel had the following contractual capital commitments:

                                                                                     As of        As of
                                                                                  December 31,   June 30,
                                                                                  ------------   ---------
                                                                                      2000         2001
                                                                                  ------------   ---------
Capital expenditures that have been contracted for but have not been
 provided for in the financial statements.................................             658,069   1,118,783
                                                                                  ============   =========

These commitments principally relate to the network, with the majority of payments expected to occur within one year. These commitments are cancelable without significant penalty.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)

12.  Related Party Transactions

In the normal course of business EuroTel purchases certain telecommunications services from and sells certain services to ST. EuroTel has certain lease agreements with ST. Related party transactions with AWBV constitute management fees paid for consulting services and payments for seconded employees. In addition, EuroTel had outstanding long term borrowings from its shareholders. On March 22, 2001, EuroTel's shareholders approved an increase in ordinary share capital by capitalizing all shareholder loans and interest accrued thereon through December 31, 2000 (see Note 4). EuroTel also purchases and sells in the normal course of business telecommunications services from the following related parties: EuroTel Praha and Radiomobil in the Czech Republic, DeTeMobil in Germany, Max.mobil in Austria, Westel 900 in Hungary, Omnitel in Italy and PTC in Poland.

EuroTel's transactions with the aforementioned related parties, all of which were undertaken on an arms length basis, were as follows:

                                           Three months          Six months
                                           ended June 30,      ended June 30,
                                           2000      2001      2000      2001
                                           ----      ----      ----      ----
Sales to ST ..........................   132,567   239,702   370,952   487,798
Purchases from ST ....................   221,937   183,965   449,211   360,211
Lease expense paid to ST .............    13,200    10,388    18,147    20,870
Sales to EuroTel Praha ...............    17,144    16,440    34,236    32,192
Purchases from EuroTel Praha .........     8,798     8,705    16,642    16,784
Sales to other related parties .......    20,231    21,399    43,205    45,626
Purchases from other related parties..    12,189    12,790    24,022    24,482
Management fees paid to AWBV .........     7,934     4,659    18,896    11,016
Directors and management fees ........     4,062     3,040     7,030     9,304


13.  Contingencies

Litigation

EuroTel is not involved in any legal proceedings outside of the normal course of business. Management does not believe the resolution of EuroTel's legal proceedings will have a material adverse effect on its financial conditions, results of operations or cash flows.

Taxation

The taxation system in Slovakia is at an early stage of development and is subject to varying interpretations and changes, which may be retroactive. In Slovakia, tax periods remain open for tax audits for 6 years.

Concentration of Risk

EuroTel faces foreign exchange risk as its revenues are denominated in Slovak Crowns, while most of its debt and a significant portion of capital expenditures are denominated in other currencies. These include payments for GSM network equipment and for mobile phone handsets, which are generally denominated in Euros. Any devaluation of the Slovak Crown against the Euro that EuroTel is unable to offset through price adjustments will require the use of a larger portion of revenues for capital expenditures and for debt service. This would cause an adverse effect on EuroTel's financial position and results of operations. EuroTel has not engaged in any hedging activities.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising EuroTel's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. EuroTel maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)

14.  Segment Information

Management considers EuroTel to operate in two business segments based on services provided: mobile telecommunications services and managed data network services. There was no inter-segment revenue recognized. EuroTel tracks and manages financial results for its segments down to the gross profit level. Operating expenses not attributable to reportable segments include all operating expenses except for amortization of licenses and depreciation relating to cellular plant and equipment and managed data network services equipment. Assets attributable to segments include cellular plant and equipment and managed data network services equipment and the related construction in progress as well as licenses, inventory and trade receivables. Unallocated assets include computer equipment, motor vehicles, furniture and fixtures, tax and other receivables, prepayments, deferred finance charges and cash.

The information in the following tables is disclosed in the same manner and amounts as used by the chief operating decision-maker to make operational decisions and allocate resources.

EuroTel's segment financial information was as follows:

                                    Mobile         Managed
                                 Communications  Data Network
                                    Services       Services   Unallocated      Total
                                   (restated)                               (restated)
                                    --------       --------   -----------   ----------

Three months ended June 30, 2000
Revenues (a) .................    1,316,079       117,523            --     1,433,602
Cost of sales and services (a)     (535,988)      (37,387)           --      (573,375)
                                  ---------       -------     ---------     ---------
Gross profit .................      780,091        80,136            --       860,227

Operating expenses ...........     (223,588)      (14,384)     (454,728)     (692,700)
                                  ---------       -------     ---------     ---------
Operating profit .............      556,503        65,752      (454,728)      167,527

Finance costs ................           --            --      (491,067)     (491,067)
                                  ---------       -------     ---------     ---------
Income / (loss) before tax ...      556,503        65,752      (945,795)     (323,540)

Income taxes .................           --            --        73,540        73,540
                                  ---------       -------     ---------     ---------
Net income / (loss) ..........      556,503        65,752      (872,255)     (250,000)
                                  =========       =======     =========     =========

Depreciation .................     (205,946)      (13,051)      (88,977)     (307,974)

Amortization .................      (17,642)       (1,333)           --       (18,975)

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)

14.  Segment Information (continued)

                                       Mobile       Managed
                                   Communications Data Network
                                     Services       Services    Unallocated      Total
                                     --------       --------    -----------      -----
Three months ended June 30, 2001
Revenues .......................    1,760,094       116,429            --     1,876,523
Cost of sales and services .....     (790,555)      (37,618)           --      (828,173)
                                    ---------       -------      --------     ---------
Gross profit ...................      969,539        78,811            --     1,048,350

Operating expenses .............     (258,766)      (13,029)     (529,800)     (801,595)
                                    ---------       -------      --------     ---------
Operating profit ...............      710,773        65,782      (529,800)      246,755

Finance costs ..................           --            --       (72,700)      (72,700)
                                    ---------       -------      --------     ---------
Income/(loss) before tax .......      710,773        65,782      (602,500)      174,055

Income taxes ...................           --            --       (77,501)      (77,501)
                                    ---------       -------      --------     ---------
Net income/(loss) ..............      710,773        65,782      (680,001)       96,554
                                    =========       =======      ========     =========

Depreciation ...................     (241,340)      (12,989)      (98,172)     (352,501)

Amortization ...................      (17,426)          (40)           --       (17,466)

                                   Mobile         Managed
                               Communications  Data Network
                                  Services       Services     Unallocated      Total
                                 (restated)                                  (restated)
                                  --------       --------     -----------    ----------

Six months ended June 30, 2000
Revenues (a) .................    2,496,103       204,903          --       2,701,006
Cost of sales and services (a)   (1,041,821)      (72,331)         --      (1,114,152)
                                  ---------       -------      --------       -------
Gross profit .................    1,454,282       132,572          --       1,586,854

Operating expenses ...........     (433,979)      (27,110)     (881,774)   (1,342,863)
                                  ---------       -------      --------       -------
Operating profit .............    1,020,303       105,462      (881,774)      243,991

Finance costs ................           --            --      (995,545)     (995,545)
                                  ---------       -------      --------       -------
Income/(loss) before tax .....    1,020,303       105,462    (1,877,319)     (751,554)

Income taxes .................           --            --       178,047       178,047
                                  ---------       -------      --------       -------
Net income/(loss) ............    1,020,303       105,462    (1,699,272)     (573,507)
                                  =========       =======    ==========      ========

Depreciation .................     (398,662)      (24,443)     (185,234)     (608,339)

Amortization .................      (35,317)       (2,667)         --         (37,984)


                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)


14.  Segment Information (continued)


                                Mobile        Managed
                            Communications Data Network
                               Services       Services   Unallocated     Total
                               --------       --------   -----------     -----

Six months ended June 30, 2001
Revenues .................    3,406,466       231,655            --     3,638,121
Cost of sales and services   (1,447,048)      (74,276)           --    (1,521,324)
                              ---------       -------      --------       -------
Gross profit .............    1,959,418       157,379            --     2,116,797

Operating expenses .......     (508,164)      (26,751)     (996,221)   (1,531,136)
                              ---------       -------      --------       -------
Operating profit .........    1,451,254       130,628      (996,221)      585,661

Finance costs ............           --            --      (204,473)     (204,473)
                              ---------       -------      --------       -------
Income/(loss) before tax      1,451,254       130,628    (1,200,694)      381,188

Income taxes .............           --            --      (146,219)     (146,219)
                              ---------       -------      --------       -------
Net income/(loss) ........    1,451,254       130,628    (1,346,913)      234,969
                              =========       =======    ==========       =======

Depreciation .............     (473,331)      (26,652)     (193,373)     (693,356)

Amortization .............      (34,833)          (99)           --       (34,932)


                                Mobile        Managed
                            Communications Data Network
                               Services       Services   Unallocated     Total
                               --------       --------   -----------     -----

As of December 31, 2000
Total assets .............    5,784,203       337,449     6,467,747    12,589,399
                              =========       =======     =========    ==========

Total liabilities ........      950,628        69,309    11,272,839    12,292,776
                              =========       =======     =========    ==========

Capital expenditure ......      619,913        51,024       296,106       967,043
                              =========       =======     =========    ==========

As of June 30, 2001

Total assets .............    5,540,886       307,725     6,221,139    12,069,750
                              =========       =======     =========    ==========
Total liabilities ........      882,230        46,100     7,627,148     8,555,478
                              =========       =======     =========    ==========
Capital expenditure ......      327,089        15,277       108,398       450,764
                              =========       =======     =========    ==========

(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues and activation costs. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in Note 8.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)

15.  Reconciliation to United States Generally Accepted Accounting Principles

EuroTel's financial statements are prepared in accordance with IAS, which differ in certain respects from U.S. GAAP. The principal differences between IAS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net loss for the three months and six months ended June 30, 2000 and consolidated net income for the three months and six months ended June 30, 2001.

                                                        Three months ended            Six months ended
                                                              June 30,                    June 30,
                                                      --------------------------- ----------------------
                                                        2000          2001          2000          2001
                                                      --------      --------      --------      --------
Reconciliation of net income/(loss)
Net income/(loss) reported under IAS ..............   (250,000)       96,554      (573,507)      234,969
U.S. GAAP adjustments:
   - shareholders pushdown (a) ....................       (645)         (706)       (1,290)       (1,412)
                                                      --------      --------      --------      --------
Presentation of net income/(loss) under U.S. GAAP .   (250,645)       95,848      (574,797)      233,557
                                                      ========      ========      ========      ========

There are no differences between shareholders' equity reported under IAS and U.S. GAAP.

(a)  Shareholder Pushdown

Under IAS, expenses paid by the shareholders on behalf of EuroTel do not constitute a contribution of capital. In addition, EuroTel is not required to recognize an expense related to shareholder payments. During the periods presented, EuroTel had portions of compensation expense paid by its shareholders. Under U.S. GAAP, EuroTel is required to recognize an expense and a concurrent contribution of capital by the shareholder for these costs when material. This transaction has no effect under Slovak law and no effect on net equity.

(b)  Change in Accounting Policy

Until 2000, under IAS and U.S. GAAP, direct activation costs (SIM cards and sales commissions) were charged to income at the time of activation. In the fourth quarter of 2000, in accordance with IAS and the Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB 101") management elected to defer direct activation costs over the estimated customer relationship period. This change was enacted to achieve a better allocation of these revenues and costs to the periods they relate to. EuroTel has restated its comparative historical financial statements to reflect the retroactive application of this policy.

Under U.S. GAAP this change is reported in accordance with Statement of Financial Accounting Standards No. 3 ("FAS 3"). As a result of the adoption of this new policy net loss reported under U.S. GAAP for the three months and six months ended June 30, 2000 increased by Sk15,523 (net of tax of Sk6,340) and Sk25,285 respectively (net of tax of Sk10,327).

(c)  Extraordinary Item

Under IAS, EuroTel may not recognize the write-off of the existing deferred finance charges and prepayment penalties relating to the early extinguishment of the Syndicated and International Finance Corporation loans as an extraordinary item (see Note 9). Under U.S. GAAP, EuroTel is required to recognize the write-off of existing deferred finance charges and prepayment penalties as an extraordinary item. The extraordinary item has the same impact on the net loss for the period under review for both U.S. GAAP and IAS.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)

15. Reconciliation to United States Generally Accepted Accounting Principles (continued)

(d)  Comprehensive Income

In September 1997, the FASB adopted Statement of Financial Accounting Standards No. 130. "Reporting Comprehensive Income" ("FAS 130") which establishes rules for the reporting of comprehensive income and its components. EuroTel had no income components that qualified as comprehensive income under FAS 130 for any of the periods presented.

(e)  Operating Loss Carryforwards

U.S. GAAP requires disclosure of the amounts and expiration dates of net operating loss carryforwards. Under Slovak Tax Law a company may accumulate three consecutive years of tax losses for carryforwards. As of June 30, 2001 EuroTel had approximately Sk1,718,158 of net operating loss carryforwards which expire at the earliest in 2002 if EuroTel does not produce taxable income by that date. Otherwise, those operating loss carryforwards expire ratably over five years beginning in the year EuroTel records taxable income.

(f)  Deferred finance charges

Under IAS 39, EuroTel offsets the deferred finance charges related to the issue of its long term notes against the long term notes liability. Under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 21, "Interest on Receivables and Payables", deferred finance charges must be reported as a separate asset in the balance sheet. The "Long term notes" balance and "Deferred finance charges" balance at June 30, 2001 were Sk7,392,700 and Sk308,790, respectively, under U.S. GAAP. There was no effect on consolidated net income or shareholders' equity reported under U.S. GAAP (see Note 5).

                            EuroTel Bratislava, a.s.



Part 1 - Financial Information

Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition


The following discussion should be read together with our financial statements, including the accompanying notes, beginning on page 3. The financial statements and the accompanying notes have been prepared in accordance with IAS, which differs in certain respects from U.S. GAAP. For a description of the principal differences between IAS and U.S. GAAP as they relate to us and a reconciliation of our net income from IAS to U.S. GAAP, see note 15 of our financial statements. You should read the statements under "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" for information about the presentation of our forward-looking information.

Overview

  We are a leading telecommunications company in the Slovak Republic offering mobile telecommunications and managed data network services. We are one of two mobile providers licensed to offer nationwide GSM mobile telecommunications services and we are the sole provider of analog NMT services. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of June 30, 2001, we had 664,555 mobile customers, and 3,047 managed data network customers, consisting primarily of subscribers to our X.25 and frame relay services. For the three months ended June 30, 2001, we generated revenues of Sk1,876.5 million, cash flows from operating activities of Sk662.6 million, EBITDA of Sk616.7 million and net income of Sk96.6 million. For the six months ended June 30, 2001, we generated revenues of Sk3,638.1 million, cash flows from operating activities of Sk911.9 million, EBITDA of Sk1,313.9 million and net income of Sk235.0 million.

  The following table sets forth certain information about our network:


                                                                                    As of June 30,
                                                                     -----------------------------------------
                                                                             2000                   2001
                                                                     ------------------      -----------------
Geographical area of Slovak Republic covered
  NMT................................................................         79%                    79%
  GSM................................................................         81%                    81%
Population of Slovak Republic covered
  NMT................................................................         96%                    96%
  GSM................................................................         98%                    98%
Number of base stations
  NMT................................................................        140                    139
  GSM................................................................        529                    587

Revenues

  Our revenues consist of mobile service revenues, mobile equipment and other sales and managed data network services revenues. Mobile service revenues include all revenues we receive on a recurring basis from our mobile telecommunications services and include monthly access fees, airtime charges for calls that originate on our network and interconnection and roaming fees. Airtime charges and access fees are the largest source of our mobile revenues and include fees charged for our value-added services and special features. We generally set fees on a network-wide basis, although occasionally we negotiate individual fee agreements with large business customers. Airtime charges are generally paid by the initiator of the call, commonly referred to as "calling party pays," except when a customer travels outside the Slovak Republic, in which case the customer is charged for a portion of the incoming call. Interconnection and roaming fees include interconnection fees from Slovak Telecom and Globtel for calls by their customers terminating on our network and roaming fees for calls by our mobile customers travelling outside of the Slovak Republic and for visitors using our network in the Slovak Republic.

  Mobile equipment revenues include all revenues we receive on a non-recurring basis from our mobile business and include sales of handsets and accessories as well as one-time activation fees. Managed data network services revenues consist of revenues generated when we provide our data customers with access and use of our data network, as well as revenue from the installation and rental of data transmission equipment.

  As a provider of telecommunications services, our revenues are affected by growth in our customer base, usage of our services and prices charged for each of the services that we offer. Our revenues are also affected by customer mix, with business customers generally having higher average call volume than non-business customers. Continued customer and service usage growth will depend on a number of competitive factors, including pricing and promotions, the range and quality of our services, the capacity and coverage of our network, as well as general economic and market conditions in the Slovak Republic. We expect that average minutes of use and revenue per customer for our mobile customers will fall as mobile penetration in the Slovak Republic increases, because many of our new customers will be non-business customers who use their mobile phones less frequently.

The following table sets forth certain information about our customers as of and for the periods indicated:

                                                                                      As of June 30,
                                                                        ----------------------------------------
                                                                                      2000                  2001
                                                                        ------------------     -----------------
Mobile customers
   NMT Post-paid.....................................................               17,251                15,146
   GSM Post-paid.....................................................              172,609               190,666
   GSM Pre-paid......................................................              172,250               458,743
                                                                                   -------               -------
   Total.............................................................              362,110               664,555

Managed data network connections.....................................                6,404                 6,706

                                                     Three months ended June 30,            Six months ended June 30,
                                                -----------------------------------    ---------------------------------
                                                    2000                  2001             2000                2001
                                                -------------      ----------------    -------------      --------------
Average monthly revenue per customer
   Post-paid....................................      Sk1,798               Sk1,876          Sk1,708             Sk1,851
   Pre-paid.....................................        Sk344                 Sk330            Sk345               Sk342

Average monthly billable minutes per customer(2)
   Post-paid....................................          233(1)                275              218(1)              267
   Pre-paid.....................................           56(1)                 50               56(1)               52

Average monthly churn rate
   Post-paid....................................         2.16%                 1.42%            2.21%               1.56%
   Pre-paid.....................................         1.31%                 1.83%            1.09%               1.61%

_____________________
(1) Restated number. Please refer to the Form 6-K filed with the SEC on February 28, 2001, when making historical comparisons.
(2) We have changed from reporting monthly switched minutes per customer to reporting monthly billable minutes per customer as we believe billable minutes to be of more relevance in analyzing our operating performance.

  We have experienced tariff reductions in our mobile business as a result of increased competition with Globtel, our only competitor in the provision of mobile telecommunications services. Present competition with Globtel is based mainly on pricing of handsets and services, network quality and coverage, the range of services offered and customer service. Mobile tariffs in the Slovak Republic are among the lowest in Europe. We have experienced increasing minutes of use and mobile service revenue as effective tariffs per minute decline.

Churn

  As previously noted, "Churn" refers to customer disconnections or suspensions of service. Involuntary disconnections or suspensions of service occur when customers fail to pay or we suspect fraudulent use. Voluntary disconnections or suspension of service occur when customers switch to a competing mobile network or terminate their use of mobile services. The rate of churn indicates the percentage of customers that we need to replace in any given period before we can achieve net customer growth. Our total average monthly churn rate

                           EuroTel Bratislava, a.s.

was approximately 1.8% in the three months ended June 30, 2000, and 1.7% in the three months ended June 30, 2001. We recognize that managing churn is an important factor in maximizing revenue and cash flow.

  To minimize voluntary churn, we provide a high-quality network and service at competitive prices. We use our advanced information technology systems to understand, monitor and control voluntary churn. We also minimize voluntary churn through loyalty programs and targeted renewal campaigns for post-paid customers near the end of their contract. However, the success of our customer retention and cost recovery measures depends partially upon competitive factors beyond our control, including our competitor's rate structures, service offerings and incentive programs.

  A significant cause of churn has been our policy to terminate customers for failure to pay for our services. Under Slovak law, we cannot conduct credit checks through credit bureaus or other third parties. We established and maintain our own databases through which we conduct credit checks on potential customers, but our information is limited. Our inability to check the credit history of potential customers increases the risk of customer default and our rate of churn. We experienced an increasing churn rate of pre-paid customers because these customers are not contractually bound to continue using our services.

Expenses

  Cost of Sales and Services. Cost of sales and services, which does not include depreciation, principally consists of expenses related to the operation of our mobile and data networks, including interconnection costs, roaming fees paid to other mobile operators when our customers use their networks, leased circuit costs and license fees. Until December 31, 1999, Slovak Telecom paid for incoming international calls terminating on our network by giving us a discount of up to 35% on our interconnection costs depending on traffic volume and on outgoing international calls originating on our network. As a result of the direct interconnection agreement entered into between us and Globtel on December 23, 1999, neither we nor Globtel pays Slovak Telecom for interconnection to our respective networks. Cost of sales and services also includes the cost of equipment sold to customers, including mobile handsets, SIM cards, service commissions paid to dealers and accessories. These costs are proportional to the number of gross customer additions in each period.

  Operating Expenses. Operating expenses consist of selling, general and administrative expenses and depreciation and amortization expenses. Selling, general and administrative expenses consist of:

  . advertising expenses;

  . marketing and sales expenses;

  . wages and employee benefits;

  . network support and maintenance expenses;

  . bad debt expense; and

  . other general costs such as rent, building maintenance, professional fees and administrative costs and office supplies.

  We reserve for bad debt expense using a formula based on an aging of accounts receivable. This formula is reflected in our statements of operations. Under Slovak law, however, we cannot claim the tax benefit of a bad debt write-off until we pursue all available remedies against a delinquent customer. As a result, before we can claim the tax benefit of a write-off, a delinquent customer must either go through a bankruptcy proceeding or we must commence legal proceedings against this customer and obtain a final adjudication of our claim. It is not commercially feasible for us to pursue each customer that fails to make payments on our invoices. Accordingly, our balance sheet will reflect, over time, higher levels of gross accounts receivable and bad debt reserves until we can record a tax benefit related to a bad debt write-off under Slovak law. Our bad debt expense is lower for pre-paid customers.

  Depreciation and amortization expenses consist of the depreciation of the property, plant and equipment used in our mobile and data networks and amortization of our licenses. These expenses have increased significantly over recent years because we have constructed our GSM network and they will continue to increase as we expand our network coverage and capacity.

                           EuroTel Bratislava, a.s.

  Finance Costs. Our finance costs include net interest expense (net of interest income), arrangement fees and other finance expenses and foreign exchange losses or gains on non-Slovak Crown-denominated debt. We capitalize borrowing costs that are directly attributable to the purchase of property used in the development or construction of property, plant or equipment as part of the cost of such asset during the course of construction. Accordingly, we do not expense or include these borrowing costs as part of our finance costs. Our finance costs vary with the level of our debt, interest rates and exchange losses. Substantially all of our debt is in currencies other than the Slovak Crown.

  Taxes. The corporate tax rate in the Slovak Republic is 29%, effective from January 1, 2000. Taxes in the Slovak Republic can be reduced by operating losses which generate tax benefits offsetting taxable income. Legislation put into effect on January 1, 2000 allows for the carryforward of up to three successive years of tax losses, inclusive of the 1999 tax year. The cumulative tax benefit of these carryforwards must be amortized evenly over the next consecutive five years. Any additional tax losses incurred during the amortization period are not available as a future tax benefit, including any amortized amount, which cannot be fully utilized. Prior to the new legislation, only one year of tax losses could be carried forward at any one time. Taxes are also affected by the tax deductibility of bad debt expense, which can only be deducted after all collection remedies are pursued. In addition, only realized foreign exchange losses are tax deductible under current Slovak tax legislation.

Foreign Exchange Exposure

  While the majority of our revenues are in Slovak Crowns, a significant portion of our expenses and liabilities are in currencies other than the Slovak Crown. Substantially all of our debt is in currencies other than the Slovak Crown. As a result, our operating income and cash flow may be affected if these other currencies appreciate against the Slovak Crown. Depreciation of the Slovak Crown in recent years increased the Slovak Crown cost of servicing our debt as well as the cost of maintaining and expanding our mobile and data networks. We recognize foreign exchange gains and losses on monetary assets or liabilities in foreign currency in the period in which we incur them. We include foreign exchange gains and losses incurred as part of our operating activities as operating costs. We include foreign exchange gains and losses arising from financing activities in finance costs.

  We receive some revenues in Euros, U.S. dollars and special drawing rights from foreign carriers. These non-Slovak Crown-denominated revenues are derived from roaming fees for calls placed by foreign customers on our network in the Slovak Republic. Our non-Slovak Crown-denominated revenues represented approximately 5.1% and 4.3% of our total revenues in the three months ended June 30, 2000 and 2001, respectively.

                           EuroTel Bratislava, a.s.

Results of Operations

Our major revenue and expense categories for the three months and six months ended June 30, 2000 and 2001 are set forth in the table below.

                                                     Three Months Ended June 30,        Six Months Ended June 30,
                                                --------------------------------    ------------------------------
                                                          2000              2001            2000              2001
                                                --------------      ------------    ------------      ------------
                                                                      (in millions of Slovak Crowns)
Mobile service revenues.........................       1,178.4           1,540.2         2,200.2           2,980.0
Mobile service cost of sales....................         302.5             375.9           575.1             726.9
                                                --------------      ------------    ------------      ------------
Gross profit from mobile services...............         875.9           1,164.3         1,625.1           2,253.1
Gross margin from mobile services...............          74.3%             75.6%           73.9%             75.6%

Mobile equipment and other sales................         137.7             219.9           295.9             426.5
Mobile equipment and other cost of sales........         233.5             414.6           466.8             720.1
                                                --------------      ------------    ------------      ------------
Gross profit (loss) from mobile equipment and
 other..........................................         (95.8)           (194.7)         (170.9)           (293.6)
Gross margin from mobile equipment sales........         (69.6)%           (88.5)%         (57.8)%           (68.8)%

Data network service revenues...................         117.5             116.4           204.9             231.6
Data network service cost of sales..............          37.4              37.6            72.3              74.3
                                                --------------      ------------    ------------      ------------
Gross profit from managed data network services.          80.1              78.8           132.6             157.3
Gross margin from managed data network..........          68.2%             67.7%           64.7%             67.9%

Total revenues..................................       1,433.6           1,876.5         2,701.0           3,638.1
Cost of sales and services......................         573.4             828.1         1,114.2           1,521.3
                                                --------------      ------------    ------------      ------------
Gross profit....................................         860.2           1,048.4         1,586,8           2,116.8
Gross margin....................................          60.0%             55.9%           58.7%             58.2%

Selling, general and administration expenses....         365.8             431.7           696.5             802.9
Depreciation and amortization...................         326.9             369.9           646.3             728.2
                                                --------------      ------------    ------------      ------------
Operating income................................         167.5             246.8           244.0             585.7

Finance costs...................................         491.0              72.7           995.5             204.5
Tax expense / (benefit).........................         (73.5)             77.5          (178.0)            146.2
                                                --------------      ------------    ------------      ------------
Net income (loss)...............................        (250.0)             96.6          (573.5)            235.0
                                                ==============      ============    ============      ============


Three and Six months ended June 30, 2001 Compared to Three and Six months ended June 30, 2000

  Revenues. Our total revenues increased by Sk442.9 million, or 30.9%, from Sk1,433.6 million in the three months ended June 30, 2000 to Sk1,876.5 million in the three months ended June 30, 2001. For the six months ended June 30, 2001, total revenues increased by Sk937.1 million, or 34.7%, from Sk2,701.0 million in the first six months of 2000 to Sk3,638.1 million. This increase was primarily attributable to an increase in the number of our mobile customers, particularly in our pre-paid customer base.

  Mobile service revenues, including interconnection and roaming fees paid by other operators, increased by Sk361.8 million, or 30.7%, from Sk1,178.4 million in the three months ended June 30, 2000 to Sk1,540.2 million in the same period of 2001. For the six months ended June 30, 2001, mobile service revenues increased by Sk779.8 million, or 35.4%, to Sk2,980.0 million. This increase reflected an 83.5% increase in the number of our total mobile customers, which grew from 362,110 as of June 30, 2000 to 664,555 as of June 30, 2001. Average monthly revenue per customer decreased by 27.7% from Sk1,169 in the three months ended June 30, 2000 to Sk845 in the three months ended June 30, 2001 and decreased by 25.9% from Sk1,185 in the six months ended June 30, 2000 to Sk878 in the six months ended June 30, 2001. We believe that this decline was primarily due to the increased number of non-business mobile customers, who typically take our pre-paid service and generate lower average monthly revenues than business customers. Our pre-paid customers increased by 286,493 or 166.3% from 172,250 as of June 30, 2000 to 458,743 as of June 30, 2001. Deferred revenue increased by Sk7.4 million, from Sk320.0 million at June 30, 2000 to Sk327.4 million at June 30, 2001. This

                           EuroTel Bratislava, a.s.

increase is due to an increase of Sk77.9 million in deferred mobile service revenue due to the increase in the number of customers, offset by a reduction in deferred activation revenue of Sk70.5 million due to pricing promotions throughout second quarter 2001 that reduced activation fees for new subscribers, and the fact that in the first half of 1998 following our launch of GSM service in 1997 we added more post-paid subscribers than we did in second quarter 2001.

  Mobile equipment and other sales increased by Sk82.2 million, or 59.7%, from Sk137.7 million in the three months ended June 30, 2000 to Sk219.9 million in the three months ended June 30, 2001. This increase was primarily due to sales of mobile phone handsets and accessories, which increased by Sk92.4 million, to Sk152.7 million, in the three months ended June 30, 2001. Offsetting the increase in sales of mobile phone handsets and accessories was a decrease in contract penalty revenue of Sk11.0 million. Contract termination penalties declined in the three months ended June 30, 2001 due to lower churn. The remaining change in mobile equipment and other sales is due primarily to an increase in other non-recurring revenues, such as sales of certain value-added services.

  Mobile equipment and other sales increased by Sk130.6 million, or 44.1%, from Sk295.9 million in the six months ended June 30, 2000 to Sk426.5 million in the six months ended June 30, 2001. This increase was primarily due to sales of mobile phone handsets and accessories, which increased by Sk158.5 million, to Sk279.0 million, in the six months ended June 30, 2001. Offsetting the increase in sales of mobile phone handsets and accessories was a decrease in contract penalty revenue of Sk32.7 million. Contract termination penalties declined in the six months ended June 30, 2001 due to lower churn. The remaining change in mobile equipment and other sales is due primarily to an increase in other non-recurring revenues, such as sales of certain value-added services.

  Managed data network service revenues decreased by Sk1.1 million, or 0.9%, from Sk117.5 million in the three months ended June 30, 2000 to Sk116.4 million in the three months ended June 30, 2001. For the six months ended June 30, 2001, managed data network service revenues increased by Sk26.7 million, or 13.0%, to Sk231.6 million. This revenue increase is attributable to an increase in data network connections, and also a change in the composition of our managed data network service revenues reflecting a shift towards higher-value services. Concurrently, revenue from the sale of managed data network equipment declined by Sk0.9 million, from Sk1.9 million in the three months ended June 30, 2000 to Sk1.0 million in the three months ended June 30, 2001, due to competitive price pressures. For the six months ended June 30, 2001 revenue from the sale of managed data network equipment also declined by Sk1.5 million from Sk3.0 million in the six months ended June 30, 2000 to Sk1.5 million. The number of total data customer connections increased by 4.7% from 6,404 as of June 30, 2000 to 6,706 as of June 30, 2001.

  Cost of Sales and Services. Cost of sales and services increased by Sk254.7 million, or 44.4%, from Sk573.4 million in the three months ended June 30, 2000 to Sk828.1 million in the three months ended June 30, 2001. As a percentage of total revenues, cost of sales increased from 40.0% in the three months ended June 30, 2000 to 44.1% in the three months ended June 30, 2001. The decline in gross margin results primarily from higher costs of mobile phone handsets sold resulting from accelerating growth of customer base. For the six months ended June 30, 2001, costs of sales increased by 36.5%, to Sk1,521.3 million, from Sk1,114.2 million in the six months ended June 30, 2000. As a percentage of total revenues, cost of sales increased from 41.3% in the six months ended June 30, 2000 to 41.8% in the six months ended June 30, 2001.

  Cost of sales and services in our mobile business increased by Sk254.5 million, or 47.5%, from Sk536.0 million in the three months ended June 30, 2000 to Sk790.5 million in the three months ended June 30, 2001. This increase was due to an increase of Sk73.4 million in mobile service costs of sales, due primarily to additional interconnect costs required to connect our growing customer base to other networks, and also due to an increase of Sk181.1 million in costs of sales related to mobile equipment and other sales, which increased from Sk233.5 million in the three months ended June 30, 2000 to Sk414.6 million in the three months ended June 30, 2001, on mobile equipment and other sales of Sk137.7 million and Sk219.9 million, respectively. For the six months ended June 30, 2001, cost of sales and services in our mobile business increased by Sk405.1 million, or 38.9%, as compared to the same period last year, to Sk1,447.0 million. This increase reflects an increase of Sk151.8 million in mobile service costs of sales, due primarily to additional interconnect costs required to connect our growing customer base to other networks, and also an increase of Sk253.3 million in costs of sales related to mobile equipment and other sales, which increased from Sk466.8 million in the six months ended June 30, 2000 to Sk720.1 million in the six months ended June 30, 2001, on mobile equipment and other sales of Sk295.9 million and Sk426.5 million, respectively. Our negative gross margin on sales of

                           EuroTel Bratislava, a.s.

mobile phone handsets and accessories was (143.7)% in the three months ended June 30, 2001 and (131.0)% in the six months ended June 30, 2001, as compared to a negative gross margin of (220.1)% in the three months ended June 30, 2000 and (224.0%) in the six months ended June 30, 2000. This improvement in margins on sales of mobile phones and accessories is due to management's continuing efforts to reduce subsidies on mobile phones sold to new subscribers. Handset subsidies refer to the mobile telecommunications industry practice of selling mobile phone handsets at a price below our cost, in order to attract customers to our service.

  Cost of sales and services in our managed data network services business increased by Sk0.2 million, or 0.5%, from Sk37.4 million in the three months ended June 30, 2000 to Sk37.6 million in the three months ended June 30, 2001. For the six months ended June 30, 2001, cost of sales and services in our managed data network services business increased by Sk2.0 million, or 2.8%, as
compared to the same period last year, to Sk74.3 million.   As a percentage of
revenues, cost of sales in our managed data network services business increased from 31.8% in the three months ended June 30, 2000 to 32.3% in the three months ended June 30, 2001 and decreased from 35.3% in the six months ended June 30, 2000 to 32.1% in the six months ended June 30, 2001, as we were able to maintain premium pricing on our services despite a general decline in the price of such managed data network services.

  Operating Expenses. Total operating expenses increased by Sk108.9 million, or 15.7%, from Sk692.7 million in the three months ended June 30, 2000 to Sk801.6 million in the three months ended June 30, 2001. Operating expenses increased by Sk188.3 million, or 14.0%, to Sk1,531.1 million, in the six months ended June 30, 2001. This increase primarily reflected higher levels of depreciation and amortization expense, advertising, marketing and sales expense, network support and maintenance expense and wages and employee benefits.

   Depreciation and amortization expense increased by Sk43.0 million, or 13.2%, from Sk326.9 million in the three months ended June 30, 2000 to Sk369.9 million in the three months ended June 30, 2001 and by Sk81.9 million, or 12.7%, to Sk728.2 million in the six months ended June 30, 2001. This increase reflects additional depreciation expense we incurred relating to the property, plant and equipment we acquired and constructed to meet the needs of our growing subscriber base.

   Advertising, marketing and sales expense increased by approximately Sk44.2 million, or 50.1%, from Sk88.3 million in the three months ended June 30, 2000 to Sk132.5 million in the three months ended June 30, 2001 and increased by Sk42.0 million, or 25.8%, to Sk204.9 million in the six months ended June 30, 2001 due largely to the timing of certain promotional activities. We expect advertising, marketing and sales expenses as a percentage of revenue to decrease in subsequent quarters in 2001 compared to 2000.

   Network support and maintenance expense increased by approximately Sk9.6 million, or 19.3%, from Sk49.7 million in the three months ended June 30, 2000 to Sk59.3 million in the three months ended June 30, 2001. For the six months ended June 30, 2001, network support and maintenance expense increased by approximately Sk16.5 million, or 16.5%, to Sk116.5 million. This increase reflects a continuing growth in repair and maintenance expense for our network equipment as certain warranties on purchased hardware and software expire.

   Wages and employee benefits increased by Sk20.9 million, or 19.4%, from Sk107.5 million in the three months ended June 30, 2000 to Sk128.4 million in the three months ended June 30, 2001 due primarily to annual wage increase and also due to an increase of average number of our employees. For the six months ended June 30, 2001, wages and employee benefits increased by Sk48.2 million, or 23.3%, to Sk254.7 million also due to higher bonus payments in 2001 reflecting the achievement of specific financial and operational goals.

   Bad debt expense decreased by Sk21.4 million, or 113.2%, from Sk18.9 million in the three months ended June 30, 2000 to negative Sk(2.5) million in the three months ended June 30, 2001. Bad debt expense related to fraud, which is netted against revenues for the relevant period, decreased from Sk11.7 million in the three months ended June 30, 2000 to Sk6.9 million in the three months ended June 30, 2001. As a percentage of total revenues, our total bad debt expense, including bad debt related to fraud, decreased from 2.1% in the three months ended June 30, 2000 to 0.2% in the three months ended June 30, 2001. For the six months ended June 30, 2001, bad debt expense decreased by Sk20.4 million, or 54.4%, from Sk37.5 million in the six months ended June 30, 2000 to Sk17.1 million in the six months ended June 30, 2001. Bad debt expense related to fraud decreased from Sk47.6 million in the six months ended June 30, 2000 to Sk20.2 million in the six months ended June 30, 2001. As a percentage of total revenues, our total bad debt expense, including expense related to fraud,

                           EuroTel Bratislava, a.s.

decreased from 3.1% in the six months ended June 30, 2000 to 1.0% in the six months ended June 30, 2001. This decline reflects management's ongoing initiatives focused on reducing bad debt expense, lowering churn rates, and also reflects an increasing number of pre-paid customers as a percentage of our total customer base. Changes in our provision for doubtful accounts are determined based on an aging schedule and also on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be written out of our primary books and records until certain statutory collection requirements have been complied with.

   Due to the factors discussed above, operating income increased from Sk167.5 million in the three months ended June 30, 2000 to Sk246.8 million in the three months ended June 30, 2001 and increased from Sk244.0 million in the six months ended June 30, 2000 to Sk585.7 million in the six months ended June 30, 2001.

  Finance Costs. Total finance costs decreased by Sk418.3 million, or 85.2%, from Sk491.0 million in the three months ended June 30, 2000 to Sk72.7 million in the three months ended June 30, 2001. Interest expense on borrowings decreased from Sk291.5 million in the three months ended June 30, 2000 to Sk205.6 million in the three months ended June 30, 2001 as a result of avoided interest expense in 2001 on capitalized shareholder loans. Amortization of arrangement fees and other finance expenses increased from Sk6.7 million in the three months ended June 30, 2000 to Sk11.8 million in the three months ended June 30, 2001. Foreign exchange gains and losses improved from a loss of Sk236.2 million in the three months ended June 30, 2000 to a gain of Sk87.8 million in the three months ended June 30, 2001 primarily due to an appreciation of Slovak Crown against Euro, in which all our borrowings are denominated. The remaining difference is primarily due to an increase in interest income from Sk39.9 million to Sk55.0 million, reflecting the investment of excess borrowings and due to a small change in capitalized interest.

  For the six months ended June 30, 2000 total finance costs decreased by Sk791.0 million, or 79.5%, from Sk995.5 million in the three months ended June 30, 2000 to Sk204.5 million in the six months ended June 30, 2001. Interest expense on borrowings decreased from Sk461.1 million in the six months ended June 30, 2000 to Sk418.2 million in the six months ended June 30, 2001 as a result of avoided interest expense in 2001 on capitalized shareholder loans. Foreign exchange gains and losses improved from a loss of Sk246.3 million in the six months ended June 30, 2000 to a gain of Sk116.5 million in the six months ended June 30, 2001 primarily due to an appreciation of Slovak Crown against Euro, in which all our borrowings are denominated. In addition, in the six months ended June 30, 2000 we incurred a one-time write-off of arrangement and commitment fees of Sk333.6 million, related to a financing repaid in March 2000. The remaining difference is primarily due to an increase in interest income from Sk55.0 million to Sk113.8 million, reflecting the investment of excess borrowings and due to a small change in capitalized interest.

  Taxes. Our taxes increased by Sk151.0 million, or 205.4%, from a tax benefit of Sk73.5 million in the three months ended June 30, 2000 to a tax charge of Sk77.5 million in the three months ended June 30, 2001. We reported income before taxes of Sk174.1 million in the three months ended June 30, 2001 compared to a loss before taxes of Sk323.5 million in the three months ended June 30, 2000. The tax charge on forgiven interest on shareholders loans was Sk18.3 million in three months ended June 30, 2001. For the six months ended June 30, 2001, our tax charge increased by Sk324.2 million, or 182.1%, from a tax benefit of Sk178.0 million in the six months ended June 30, 2000 to tax charge of Sk146.2 million in the six months ended June 30, 2001. We reported income before taxes of Sk381.2 million in the six months ended June 30, 2001 compared to a loss before taxes of Sk751.5 million in the six months ended June 30, 2000.

  Net Income. As a result of the factors discussed above, we reported net income of Sk96.6 million for the three months ended June 30, 2001 and a net income of Sk235.0 million for the six months ended June 30, 2001, compared to a net loss of Sk250.0 million for the three months ended June 30, 2000 and a net loss of Sk573.5 million for the six months ended June 30, 2000.

                           EuroTel Bratislava, a.s.

Liquidity and Capital Resources

  The telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although our initial network build-out for GSM and managed data network services is substantially complete, we expect to incur additional capital expenditures to provide the network capacity needed to serve our increasing customer base, as well as to enhance the quality and coverage of our service offerings.

  We believe that our capital resources will provide sufficient financing for our anticipated capital expenditures and other operating needs under our current business plan. However, we cannot precisely determine the amount of capital we will need to operate, because our expenditures will depend on our future performance, market conditions and other factors, many of which are beyond our control and therefore cannot be predicted with certainty.

  The following table sets forth certain information concerning our historical cash flows:

                                                                                 Six months ended June 30,
                                                                                2000                   2001
                                                                           ----------------      --------------
                                                                                (millions of Slovak Crowns)
Net cash flows
From operating activities........................................               775.2                   911.9
Used in investing activities.....................................              (261.1)                 (821.5)
From financing activities........................................             3,526.6                       -

   Net Cash from Operating Activities. Net cash from operating activities was Sk775.2 million in the six months ended June 30, 2000 and Sk911.9 million in the six months ended June 30, 2001. The increase in cash flow from operating activities in the six months ended June 30, 2001 resulted from growth in our customer base as well as from timing differences in working capital items such as accounts payable. An offsetting the increase in cash flow from operating activities was an increase by Sk298.2 million of interest paid from Sk131.0 million for the six months ended June 30, 2000 to Sk429.2 million for six months ended June 30, 2001.

   Net Cash Used in Investing Activities. Net cash used in investing activities is driven primarily by capital expenditures and by the investment of excess cash in interest-bearing securities. Net cash used in investing activities for capital expenditures was Sk261.1 million in the six months ended June 30, 2000, and Sk647.6 million in the six months ended June 30, 2001. Capital expenditures included expenditures for network equipment and infrastructure, information technology and other miscellaneous items, such as computer equipment and software, motor vehicles and other new equipment and fixtures. In the six months ended June 30, 2001, approximately 68.8% of total capital expenditures were related to our mobile network. The increase in capital expenditures in the six months ended June 30, 2001 relative to the same period last year is due to the addition of network capacity to serve our growing customer base, and to roll out additional products and services. Net cash used in investing activities in the six months ended June 30, 2001 included the purchase of Euro-denominated government bonds of Sk2,403.4 million and proceeds of Sk2,229.5 million from Euro-denominated government bonds which matured during the period.

   Net Cash from Financing Activities. We obtain financing from equity investments and subordinated loans from our shareholders, notes issued on international bond markets, and borrowings under bank credit facilities. Net cash from financing activities was Sk3,526.6 million in the six months ended June 30, 2000, while there was no net cash flow from financing activities in the six months ended June 30, 2001.

   Debt. As of June 30, 2001, our gross debt consisted of Sk7,392.7 million of outstanding long-term senior guaranteed notes payable. On March 23, 2000 we issued Euro 175 million, seven-year senior guaranteed notes at a coupon rate of 11.25%, for total net proceeds of Euro 170.4 million. Euro 90.5 million of the net proceeds of the offering were used to repay existing long-term borrowings from third parties; the remaining net proceeds will be used to fund selected capital additions, customer acquisitions, and general corporate purposes. These notes provide, among other things, for (i) an 11.25% interest rate; (ii) restrictions on dividend payments, liens, and future indebtedness; (iii) restrictions on the sale of certain assets or merging with or into other companies, and (iv) restrictions on entering into transactions with affiliates. On August 18, 2000, the SEC declared effective a

                           EuroTel Bratislava, a.s.

registration statement we filed together with our financing subsidiary Slovak Wireless Finance Company, B.V., pursuant to which SWFC offered to exchange New Notes for all outstanding Old Notes issued on March 23, 2000. In aggregate, Euro
172.2 million of Old Notes were exchanged for New Notes. The New Notes are substantially identical in terms to the Old Notes, except that the New Notes are registered with the SEC. As of June 30, 2001, there were Euro 2.8 million of Old Notes outstanding. As of June 30, 2001, we believe we were in compliance with all of our covenants under the Old and the New Notes. During the period, EuroTel reclassified deferred finance charges related to issue of its long term notes. The finance charges are included in the initial measurement of the notes in accordance with IAS 39. For a description of the reclassification, see Note 5 and Note 15 (f) of our financial statements.

   On February 6, 2001, EuroTel's Board of Directors approved a proposal to convert Sk3,058.9 million of subordinated loans from our shareholders into equity. On March 22, 2001, our shareholders formally approved an increase in ordinary share capital by capitalizing these shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058.9 million. This transaction was completed in April 2001.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In this Management's Discussion and Analysis, and elsewhere in this Quarterly Report, we have made statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain financing necessary to pursue business opportunities; and our ability to adapt to rapid technological change and significant competition.

                           EuroTel Bratislava, a.s.

Part I -   Financial Information

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

Our primary risk exposure includes both interest rate risks and foreign exchange rate risks. As of June 30, 2001 we had Sk7,393 million and as of December 31, 2000 we had Sk10,758 million in gross debt. During the period, EuroTel reclassified deferred finance charges related to issue of its long term notes. The finance charges are included in the initial measurement of the notes in accordance with IAS 39. For a description of the reclassification, see Note 5 and Note 15 (f) of our financial statements. Our current investments totalled Sk3,605 million as of June 30, 2001 and Sk3,560 million as of December 31, 2000. The following table represents material changes in our interest rate risk as of December 31, 2000 and June 30, 2001.

                                                      As of December 31,                As of June 30,
                                                 -----------------------------    ---------------------------
                                                      2000             2000            2001          2001
                                                 --------------     ----------    --------------   ----------
                                                         (millions of Slovak Crowns, except %)
Debt                                             Carrying Value     Fair Value    Carrying Value   Fair Value
Fixed Rate - Euro.........................           7,699             7,353           7,393          7,688
Interest Rate.............................           11.25%                -           11.25%

Shareholder Loans
Fixed rate - U.S. dollars.................           3,059             2,215               -              -
Interest Rate.............................           10.47%                -               -              -
                                               -----------         ---------       ---------      ---------
Total Debt................................      Sk  10,758         Sk  9,568       Sk  7,393      Sk  7,688
                                               ===========         =========       =========      =========

The December 31, 2000 and June 30, 2001 fixed-rate Euro-debt consists entirely of the senior guaranteed notes we issued on March 23, 2000 and August 18, 2000. The fair value is based on the market price at December 29, 2000 and June 29, 2001, respectively. The senior guaranteed notes will mature on March 30, 2007. Interest on the senior guaranteed notes is payable semiannually in arrears, on March 30 and September 30 of each year commencing on September 30, 2000.

The December 31, 2000 fair value of the shareholder loans is estimated calculating the net present value of the loans based on an estimated curve appropriate for the terms of the loan agreements. On March 22, 2001, the EuroTel's shareholders approved an increase in ordinary share capital by capitalizing shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058.9 million. The process of registering the increase in share capital in the Slovak Republic has been completed in April 2001.

As of June 30, 2001, all of our current investments and all our debt were denominated in Euros. To the extent that we engage in transactions and borrowings in currencies other than the Slovak Crown, we will be exposed to currency exchange risk. For the six months ended June 30, 2001, we had realized Sk116.5 million foreign exchange gains as a result of fluctuation in currency exchange rates.

The sensitivity to changes in exchange rates of our foreign currency position was determined using current market pricing models. We estimate that a 10% appreciation or devaluation in the foreign exchange rate of the Euro against the Slovak Crown at June 30, 2001 would have changed the combined fair value of the facility, current investments and cash and cash equivalents by Sk280 million.

We have considered the possibility of entering into transactions to reduce exposures to market risks resulting from fluctuations in foreign exchange rates. However, there can be no assurances that we will engage in hedging transactions or that, if we were to do so, these transactions would successfully mitigate our risk. Despite the potential favorable outcome that such transactions could have, it may not be feasible or desirable for us to do so, as the costs could far exceed the possible benefits. As a result, changes in the exchange rate could have a material adverse effect on our ability to pay off non-Slovak Crown-denominated indebtedness.

                            EuroTel Bratislava, a.s.


Part II -   Other Information

Item 1.  Legal Proceedings


We are not aware of any pending or threatened litigation against EuroTel.

We have filed a number of claims against former customers for amounts owed to EuroTel for services rendered. As of June 30, 2001, no final judgements had been rendered in respect of these claims. The total amount of these claims is Sk171.1 million. We do not expect to recover any material amounts in connection with these claims.


Item 2.  Changes in securities and use of proceeds
None.

Item 3.  Defaults upon senior securities
None.

Item 4.  Submission of matters to vote of security holders
None.

Item 5.  Other information
None.

Item 6.  Exhibits and reports on form 8-K

(a)   Exhibits
      None.

(b)   Reports on Form 8-K
      None.

                           EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                        EuroTel Bratislava, a.s.

 Date:     August 14, 2001



                                               By:               /s/ Jozef Barta
                                               ---------------------------------
                                                                     Jozef Barta
                                                         Chief Executive Officer



                                               By:               /s/ Ivan Bosnak
                                               ---------------------------------
                                                                     Ivan Bosnak
                                                  Acting Chief Financial Officer